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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: August 31, 1999
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

House of Brussels Chocolates Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

441936101

(CUSIP Number)

GPAV INVESTMENTS LTD.
7456 Burris Street
Burnaby, BC, Canada V5E 1Y8
Telephone Number: (604) 518-9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons: GPAV INVESTMENTS LTD.
I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:	GPAV INVESTMENTS LTD.: PROVINCE OF BRITISH COLUMBIA, CANADA

Number of Shares Currently Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power:	2,603,705 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	2,603,705 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,603,705 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 8.84%

14.	Type of Reporting Person (See Instructions): GPAV INVESTMENTS LTD. : CO

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of House of Brussels Chocolates Inc., a Nevada Corporation (the "Issuer") and is being filed by GPAV Investments Ltd. (the "Reporting Person"). The Issuer’s current principal executive offices are located at. One Riverway, Suite 1700, Houston, Texas, 77056.

ITEM 2.  IDENTITY AND BACKGROUND

(a)	Name. GPAV Investments Ltd., is a corporation incorporated pursuant to the laws of the Province of British Columbia ("GPAV"). GPAV is owned 50% by Gino Zumpano and 50% by Giuseppina Zumpano, his wife.

(b)	Business Address. The business address of the Reporting Company is 7456 Burris Street, Burnaby, British Columbia, Canada V5E 1Y8.

(c)	Principal Business. Real Estate Investment.

(d)	Criminal Proceedings. During the previous five (5) years, the Reporting Company has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings. During the previous five (5) years, the Reporting Company has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Company was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. N/A

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

GPAV was issued 2,677,367 (535,473 post-split) shares of common stock in connection with the Issuer’s acquisition of GFC Ventures on May 10, 2002 (a copy of which "Memorandum of Agreement" was previously filed with the Securities and Exchange Commission as an exhibit to the Issuer’s Form 10-KSB filed April 1, 2002). On December 5, 2002, GPAV was issued 2,500,000 (500,000 post-split) shares of common stock in connection with a Consulting Agreement (a copy of which is attached hereto as Exhibit "2"). After the Issuer’s 5:1 stock split on March 3, 2003, GPAV owned a total of 1,035,473 shares of common stock. Subsequently, in April 2003, GPAV was issued 1,000,000 shares of common stock and 1,000,000 warrants to purchase shares of common stock under a private transaction with the Issuer (a copy of which Subscription Agreement is attached hereto as Exhibit "3"). In April 2004, GPAV exercised its warrants and acquired an additional 1,000,000 shares of common stock.

All shares issued were acquired by the Reporting Company using their own funds.

ITEM 4.  PURPOSE OF TRANSACTION

The purposes of the transactions were for investment purposes.

The Reporting Company does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, although the Reporting Company may dispose of shares from time to time;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Number and Percentage of Securities. The Reporting Company is currently the beneficial owner of 2,603,705 shares of Common Stock of the Issuer registered in the name of GPAV Investments Ltd., representing approximately 8.84% of the Issuer’s common stock (based upon 29,464,857 shares of common stock outstanding at July 9, 2004). Beneficial ownership is attributable to the Reporting Company in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

(b)	Power to Vote and Dispose. The Reporting Company has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	Transactions Within the Past 60 Days. Except as noted herein, the Reporting Company has not effected any other transactions in the Issuer's securities, including shares of the Issuer’s common stock, within sixty (60) days preceding the date hereof, with the exception of the sale of a total of 20,000 shares on June 28, 2004 and June 29, 2004, as reported on Form 4 filed June 30, 2004.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Company does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Company has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Company subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Memorandum of Agreement--GFC Acquisition (*)
2	Consulting Agreement between GPAV Investments Ltd. and Green Fusion Corporation
3	Regulation S Subscription Agreement

(*)	Previously filed with the Securities and Exchange Commission as an exhibit to the Issuer’s Form 10-KSB filed on April 1, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Company certifies that the information set forth in this statement is true, complete and correct.

August 6, 2004

Date

GPAV Investments Ltd.

By: Giuseppina Zumpano, Secretary/Treasurer